UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

OFFERING STATEMENT

OFFERING STATEMENT PURSUANT TO REGULATION CF OF THE SECURITIES ACT OF 1933

Possum Trot Film, LLC
(Name of Issuer)

Legal status of Issuer

Limited Liability Company	Texas	October 15, 2021
(Form)	(Jurisdiction of Incorporation/Organization)	(Date of Organization)

704 Virginia Avenue
Nacogdoches, Texas 759643
(Physical Address of Issuer)

possumtrot.peacetreeproductions.com
(Website of Issuer)

VAS Portal, LLC
(Name of Intermediary through which the offering will be conducted)

001749383	007-00165	298941
(CIK Number of Intermediary)	(SEC File Number of Intermediary)	(CRD number of Intermediary)

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Four percent (4%) of the successful amount raised in cash, plus reimbursements for any out- of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such interest:

None

Proceeds Participation Rights	250,000	$1.00
(Type of Security Offered)	(Target Number of Securities Offered)	(Price)

Target Offering Amount: $250,000

Oversubscriptions accepted: ___X___ _____
            Yes   No

Oversubscriptions will be Allocated: _____ ___X___ _____
         Pro-rata Basis   First-come, First-   Other – N/A
                served Basis

Maximum Offering Amount (if different from target offering amount): _____$5,000,000_____

Deadline to reach the target offering amount: _____June 26, 2024 ("Target Date")_____

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 2

	2023 fiscal year-end	**2022 fiscal year-end**
Total Assets	$ 17,320,010	$ 14,551,133
Cash & Cash Equivalents	$ 218,274	$ 262,536
Accounts Receivable	$ -	$ -
Short-Term Debt	$ 3,719,562	$ 149,813
Long-Term Debt	$ -	$ 2,877,123
Revenue/Sales	$ 160,000	$ 390,000
Cost of Goods Sold	$ -	$ -
Taxes Paid	$ -	$ -
Net Income	$ (209,017)	$ 369,027

The jurisdictions in which the Issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

FORM C

OFFERING STATEMENT

OF

POSSUM TROT FILM, LLC

This Form C (including the cover page and all exhibits attached, hereto, the "Form C"), is being furnished by Possum Trot Film, LLC, a Texas limited liability company (as used herein, "we", "us", "our", "our Company", "the Company", or "Possum Trot" and similar terms include Possum Trot Film, LLC, unless the context indicates otherwise) for the sole purpose of providing certain information about the Company as required pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201).

The Company is offering up to $5,000,000 in aggregate Proceeds Participation rights in its upcoming theatrical release of "Sound of Hope: The Story of Possum Trot" (the "Film"), which we refer to as the "Crowd Proceeds Participations" or the "Proceeds Participations". Crowd Proceeds Participations will be paid out of all proceeds received from the theatrical release of the Film (the "Gross Receipts"). **The Gross Receipts will be the only source of proceeds from which the Crowd Proceeds Participations will receive payments.** Holders of the Crowd Proceeds Participations will each be entitled to receive up to 120% of the purchased value of their Crowd Proceeds Participations. Crowd Proceeds Participations shall have first priority on the Gross Receipts and shall be paid in full before any other claims against the Gross Receipts are paid. If Gross Receipts from the theatrical release of the Film are less than $5,000,000 Crowd Proceeds Participations will be subject to a loss of principal.

If the Gross Receipts reach but do not exceed the total amount invested in this offering plus twenty percent (20%), three hundred thousand dollars ($300,000) if the Target Offering Amount is sold, and six million dollars ($6,000,000) if the Maximum Offering Amount is sold, the holders of the Crowd Proceeds Participations will be paid one hundred percent of the Gross Receipts on a pro-rata basis without preference or priority of any kind. In no instance will any holder of a Crowd Participation Right be paid more than one hundred and twenty percent of the purchased value of their Crowd Proceeds Participations.

The Crowd Proceeds Participations will be issued in electronic form only and will not be listed or quoted for trading on any securities exchange. The Crowd Proceeds Participations will generally not be transferable. Each investor must enter into a Proceeds Participation Agreement (the "Proceeds Participation Agreement") with the Company, which will govern all purchases of the Crowd Proceeds Participations the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Proceeds Participation Agreement, the terms of the Proceeds Participation Agreement shall prevail.

The Offering is being made through VAS Portal, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Crowd Proceeds Participations. You will complete the purchase process through the Intermediary. All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Crowd Proceeds Participations at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

You should rely only on the information contained in this Form C.

We have not authorized anyone to provide you with information different from that contained in this Form C. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our membership. This summary reflects Possum Trot Film, LLC's (the "Company") Certificate of Formation and does not purport to be complete and is qualified in its entirety by the Certificate of Formation and its Company Agreement. For a complete description of the Company's membership, you should refer to our Certificate of Formation and its Company Agreement and applicable provisions of the Texas Business Organization Code.

General

The Company is offering up to a maximum of $5,000,000 in aggregate Proceeds Participation rights to be paid out of the Gross Receipts from the theatrical release of "Sound of Hope: The Story of Possum Trot" (the "Film"). The minimum subscription is one dollar ($1.00). The maximum subscription amount will be set at one hundred thousand dollars ($100,000) but may be waived or changed, at any time, by the Company at its discretion. The Crowd Proceeds Participations will be paid out of the proceeds received from the theatrical release of the Film (the "Gross Receipts"). **The Gross Receipts will be the only source of revenues from which the Crowd Proceeds Participations will receive payments from.** The Crowd Proceeds Participations are not secured by a security interest in any assets of the Company.

The company currently has only Class A and Class B membership interests authorized and outstanding. The company is not offering its membership interests in this offering.

Company's Membership Interests

Class A members have more control over the company's strategic decisions, while Class B members primarily benefit from profit distributions. Both classes are subject to the same restrictions regarding the transfer of interests and capital contributions.

Class A Units

Voting Rights: Class A members have voting rights on major company decisions.

Distribution Rights: Entitled to distributions based on their percentage ownership and priority over Class B members after Class B members are repaid their capital contribution to the Company.

Class B Units:

Voting Rights: Class B members do not have voting rights.

Distribution Rights: Entitled to distributions after Class A members have received their specified returns.

Management and Decision-making

The Company is a Manager-managed entity, wherein the Managers collectively undertake the management and governance of the Company. The current Managers of the Board are Joshua Weigel, Rebekah Weigel, and Joseph Knittig. Class A Members, identified in the "Ownership and Capital Structure" section below, hold and control 2 Manager seats. One Manager seat is held and controlled by The Global Orphan Project, Inc. The Managers are responsible for making executive-level decisions, overseeing the Company's operations, and steering its strategic direction. This structure provides its managers with all control over the company's operations and major decisions. Major decisions require the approval of the Board of Managers, and certain decisions, such as amendments to the Company Agreement or issuance of new membership interests, require the consent of all members.

Capital Contributions and Distributions

Possum Trot Film LLC has received capital contributions from its Members, with each Member's ownership and contributions detailed in the Register of Members. Members are not required to make additional capital contributions beyond their initial investment. The Company's Agreement specifies that Members are not entitled to the return of any part of their capital contributions nor to receive interest on such contributions, except as outlined in Article VII. Each Member has a Capital Account, which is adjusted for their contributions, allocated net income or loss, distributions, and assumed liabilities. If Membership Interests are transferred in compliance with the Agreement, the Transferee will assume the Capital Account of the Transferor. Members are not obligated to restore any negative balances in their Capital Accounts or make additional contributions, except as required by applicable law.

Distributions are determined by the Board of Managers, who have discretion over the timing and amounts, subject to maintaining necessary reserves and complying with applicable laws. Distributions are prioritized, with Class B Members receiving distributions first until their Unreturned Capital Value is zero, followed by pro-rata distributions to all Members based on their aggregate holdings of Class A and Class B Interests. The Board may also authorize tax distributions to cover Members' hypothetical tax liabilities on their share of the Company's taxable income. All distributions are made exclusively to Members recorded in the Register of Members. This framework ensures equitable and transparent management of contributions and distributions, aligning with the Company's governance and financial policies.

Creation, Transfer and Assignment of Membership Interests

As a limited liability company, the Company is not required to authorize a set number of membership interests and it has the right, with the consent of the members, to issue additional membership interests and to create and issue new classes of securities. Transfers of membership interests are highly restricted. Except under specific conditions (Permitted Transfers), no member can transfer their Units without the written consent of all members. Any attempted transfer in violation of these provisions is deemed null and void   .

Role and Authority of Officers

Officers are appointed by the Board of Managers and may be assigned various powers and responsibilities deemed necessary. The key officers and their roles include:

Chief Executive Officer (CEO): Joshua Weigel
Vice President: Rebekah Weigel

An officer's role in managing the company's daily operations, as designated by the Board of Managers, may include acting as President, Chief Operating Officer, Secretary, and Treasurer. These positions are crucial for the execution of the company's strategies and operational tasks. Officers are responsible for the day-to-day management of the Company's operations and implementing the strategies and policies set by the Board of Managers.

Crowd Proceeds Participations

Overview

The following is a summary of the terms of the Crowd Proceeds Participations, is not intended to be a complete description of the terms of the Crowd Proceeds Participations, and is qualified in its entirety by the Proceeds Participation Agreement, which is attached as Exhibit 1.2 to this Offering Statement on Form C:

- The Crowd Proceeds Participations are an obligation of the Company to pay on a first priority basis all of the Gross Receipts from the theatrical release of the Film to the holders of the Proceeds Participations, until such a point that the holders of the Crowd Proceeds Participations have received the maximum return of one hundred and twenty percent (120%) of the purchase price of their Crowd Proceeds Participations.

- Holders of the Crowd Proceeds Participations will not be entitled to receive payments from any other sources of revenue that may be generated by the Film.

- If Gross Receipts from the theatrical release of the Film are less than $5,000,000 your investment in the Crowd Proceeds Participations will be subject to a loss of principal.

- If the Gross Receipts from the theatrical release of the Film are greater than $5,000,000, but less than $6,000,000, you will not receive the full return contemplated in this offering.

- The Crowd Proceeds Participations are not secured by a security interest in any assets of the Company and will only be paid from the Gross Receipts.

- The Crowd Proceeds Participations are only entitled to payment from the Gross Receipts earned from the theatrical release of the Film and will be paid as first money out to the holders to the Crowd Proceeds Participations.

- In the event of a dissolution and liquidation of the Company, holders of the Crowd Proceeds Participations will be entitled to a first preference in distribution from Gross Receipts earned from the theatrical release of the Film. Holders of the Crowd Proceeds Participations will not be entitled to receive a distribution from any other liquidation proceeds.

- Payments to holders of the Crowd Proceeds Participations will be paid pro-rata among the holders of the Crowd Proceeds Participations, without preference or priority of any kind.

- The holder of the Crowd Proceeds Participations will not be entitled to vote on any matters submitted to a vote of the stockholders.

Content Distribution Agreement with Angel Studios, Inc.

On December 22, 2023 our Company entered into a partnership with Angel Studios, Inc. ("Angel") through a Picture Services Agreement for our Film ("Distribution Agreement"). This agreement grants Angel the right and license to distribute the Film, including its theatrical release. Angel is responsible for the management and application of P&A costs—including the deployment of most funds garnered through this offering. Furthermore, Angel is entrusted with the collection of all revenues generated from the Film's distribution. The Gross Receipts, from which our Crowd Proceeds Participation investors are to be compensated, will be collected by Angel. Angel will pay be responsible to pay the Crowd Proceeds Participations on behalf of the Company out of the Gross Receipts as first money out before any other obligations are paid.

Rights

The Crowd Proceeds Participations are not membership interests and are not entitled to any distributions made to equity holders of the Company, if any. Holders of Crowd Proceeds Participations will not have rights to any information or accounting of the affairs of the Company. Holders of Crowd Proceeds Participations will not have rights to inspect the books or records of the Company. Holders of Crowd Proceeds Participations will not have voting rights. Holders of Crowd Proceeds Participations will not have rights of a Member under the Texas law, as amended from time to time, or the Company Agreement. The investors in this Offering, as holders of only unsecured Crowd Proceeds Participations, cannot, individually or as a group, remove the principal security holders or otherwise have control over the business of the Company. The rights of holders of the Crowd Proceeds Participations, will generally be senior to those of members of the Company in the event of dissolution.

The Crowd Proceeds Participations will be entitled to receive up to one hundred and twenty percent (120%) of the price paid, for the Proceeds Participations, from the Gross Receipts of the theatrical release of the Film. Crowd Proceeds Participations shall have first priority on the Gross Receipts and shall be paid in full before any other claims against the Gross Receipts are paid. If Gross Receipts from the theatrical release of the Film are less than $5,000,000 Crowd Proceeds Participations will be subject to a loss of principal.

If the Gross Receipts reach but do not exceed the total amount invested in this offering plus twenty percent (20%), three hundred thousand dollars ($300,000) if the Target Offering Amount is sold, and six million dollars ($6,000,000) if the Maximum Offering Amount is sold, the holders of the Crowd Proceeds Participations will be paid one hundred percent of the Gross Receipts on a pro-rata basis without preference or priority of any kind. In no instance will any holder of a Crowd Participation Right be paid more than one hundred and twenty percent of the purchased value of their Crowd Proceeds Participations.

The Crowd Proceeds Participations will generally not be transferable. Each investor must enter into a Proceeds Participation Agreement with the Company, which will govern all purchases of the Crowd Proceeds Participations the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Proceeds Participation Agreement, the terms of the Proceeds Participation Agreement shall prevail.

The value of the Crowd Proceeds Participations is based on the original principal amount of the Crowd Proceeds Participations, and no other valuation methodology. Each Crowd Proceeds Participation will be entitled to receive (a) an amount equal to the investor's original principal amount of the Crowd Proceeds Participation, plus (b) a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Proceeds Participation. The Crowd Proceeds Participation does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

In accordance with the Proceeds Participation Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Proceeds Participation Agreement and the Crowd Proceeds Participations may be made only with the consent of the holders of at least a majority of the aggregate principal of the Crowd Proceeds Participations at the time outstanding.

Transfer Restrictions

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) To the Issuer;

(2) To an accredited investor*;

(3) As part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance**.

*The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in- law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF OUR BUSINESS

Business Plan

The Company was formed to bring to life through the power of film the remarkable true story of a predominantly black community in East Texas. Here, 22 families made the extraordinary decision to adopt a total of 77 children, creating a narrative rich story with themes of community, resilience, and love. Our mission is to illuminate stories that inspire, challenge, and entertain, making a significant social impact and fostering a deeper appreciation of diverse narratives. We believe we have accomplished this mission in our completed feature film, "Sound of Hope: The Story of Possum Trot" (the "Film").

At the heart of the Film and this project is a commitment to giving back to the community. The Company is 99% owned by Impact Investing Charitable Trust, a non-profit organization dedicated to using the film's revenues to support its ventures aimed at achieving positive social change. This includes initiatives like supporting foster care programs and community development projects.

Josh and Rebekah Weigel, who have firsthand experience with foster care and adoption, spearhead this project. They have adopted two children and have been deeply involved with nonprofits, churches, and child welfare agencies. Inspired by the Martins and their community's embrace of children in need, they believe this story has the power to inspire significant change. With 100,000 children in need of adoption and over 400,000 churches in America, the film aims to highlight that if each church adopted one child, the foster crisis could be eradicated.

The Company aims to end the foster crisis and prevent it from recurring. The film will raise awareness and serve as a tool for inspiring people to help. The audience will have opportunities to Pay It Forward, raising awareness and getting involved in various supportive roles beyond adoption, such as resourcing families, and meeting practical needs.

The Company is now poised to globally distribute this feature film through a strategic mix of domestic and international theatrical releases, online streaming platforms, home video sales, and additional channels. Beyond the film, the Company may extend the narrative through merchandise, potential television series, and documentaries, deepening engagement with our audience and maximizing the Film's reach.

"Filmmakers of Sound of Hope: The Story of Possum Trot"

Josh and Rebekah Weigel are award-winning filmmakers renowned for creating transformative and inspiring stories. They gained international acclaim for "The Butterfly Circus," a short film that became a viral phenomenon and won over 35 film festival awards, including the Clint Eastwood Filmmaker Award. Josh, with over 20 years in the entertainment industry, has worked as a Production Designer and Art Director on high-profile projects for ABC Family, Disney, and McDonald's. The Weigels wrote, produced, and directed the Film and produced the Film through their production company, Peacetree Productions. This company is dedicated to creating socially and spiritually significant entertainment.

Theatrical Distribution

The Company entered into the Distribution Agreement (defined above) with Angel for the distribution of the Film. The Distribution Agreement provides obligations of each party in the distribution of the Film and specifically provides for the priority repayment of investors in this Offering prior to other revenue distributions.

Pursuant to the Distribution Agreement, we anticipate that the Film will be released theatrically on July 4, 2024 through Angel, the studio behind The Chosen and Sound of Freedom. While there is no guarantee of success, we believe that after the success of these projects in the box office—particularly the worldwide theatrical success of Sound of Freedom—the Film will find solid placement in theaters across the country and in foreign territories. Through prints and advertising ("P&A") spending, Angel will use their publicity machines, media relationships, and targeted social media ads to further drive interest in the film.

As part of our distribution plan, we may also be utilizing Angel's aggregator and relationships with other studios and retail outlets to achieve placement in streaming, VOD, and physical sales, as well as merchandising

opportunities. Our intent is to not only utilize traditional channels and methods, but also to explore new opportunities with a disruptor in the movie and television space like Angel.

Marketing and Advertising

We utilize a broad mix of marketing and public relations programs, including social media sites such as Facebook, YouTube, and Twitter, to promote the Film. We will also rely extensively on word-of-mouth advertising, and on the marketing services of Angel, which offers Internet-based and multi-media promotional and marketing services, including the design, implementation, and execution of promotional and Web-based advertising campaigns.

Intellectual Property

The Company holds a registered copyright with the Registration Number PAU4153139 for the screenplay of "Sound of Hope: The Story of Possum Trot". This copyright is a critical component of the Company's intellectual property portfolio, reflecting our commitment to safeguarding our creative output. We enforce rigorous measures to ensure that all intellectual property developed by employees or contractors, relevant to their assignments for the Company, is unequivocally assigned to the Company. Despite the focused effort to secure our proprietary content, challenges in intellectual property protection remain, especially in the expansive domain of film production. However, the explicit ownership of "Sound of Hope: The Story of Possum Trot's" copyright showcases our proactive stance on intellectual property rights, underlining our dedication to preserving the unique value we bring to the film industry.

Employees

As of the date of this Offering Statement on Form C, we employ 2 persons. None of our employees are covered by a collective bargaining agreement.

Competition

In the film production sector, we're up against a broad spectrum of competitors, ranging from high-budget productions by major studios like Warner Bros and Universal Pictures to influential independent filmmakers like A24 and Lionsgate. These entities command significant market share through their established distribution channels, extensive marketing budgets, and strong brand recognition.

We also contend with digital streaming giants, such as Netflix, Amazon Prime Video, and Disney+, which have ventured into original content production, significantly increasing the competitive pressure. These platforms not only serve as potential distributors but also as rivals in the content creation arena, often securing exclusive distribution rights to high-profile projects.

In addition to these direct competitors, we face indirect competition from alternative entertainment forms, including video gaming companies and streaming services, which vie for the same leisure time of our target audience.

Our approach to standing out in this crowded field involves focusing on niche storytelling that resonates with specific audience segments underserved by the mainstream. By partnering with distributors known for innovative outreach, such as Angel, we aim to bridge the gap between our unique content and our audience, leveraging the distributor's strengths to navigate the competitive landscape effectively.

Legal Proceedings

As of the date of this Offering Statement we do not anticipate, nor have been a party to, any legal proceedings material to our business or financial condition.

Governmental/Regulatory Approval and Compliance

We are not subject to any governmental/regulatory approval or compliance.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>General Risks of an Investment in our Crowd Proceeds Participations</u>

We have a limited operating history.

We are an early-stage company and our ability to generate sufficient cash flows is unproven. We began operations in 2021. Because we have a limited operating history, we are unable to provide investors with significant data upon which to evaluate fully our prospects and an investment in our securities. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

- Develop and execute our business model;
- Attract and maintain an adequate customer base;
- Raise additional capital as contemplated in this offering, if necessary, in the future;
- Protect ourselves against pending and potential lawsuits threatening our ability to provide our services; and
- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We are new and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

- A lack of operating experience;
- Increasing net losses and negative cash flows;
- Insufficient revenue or cash flow to be self-sustaining;
- An unproven business model;
- Difficulties in managing rapid growth.

An investment in our Crowd Proceeds Participations is a speculative investment, therefore no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Crowd Proceeds Participations. There is a risk that we will not be able to continue to successfully implement our business plan, which could have an adverse effect on our ability to generate revenue and in turn, provide a return to investors. Each prospective investor of our Crowd Proceeds Participations should carefully read this Offering Statement. ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.

The Company's assumptions concerning future operations may not be realized.

The Company's goal with the funds generated from this offering is to distribute the Film using the budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based film, the potential market may be smaller than your average blockbuster.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as methods of distribution later negotiated, audience interest, general economic outlook, etc.

We have a history of net losses and there are no guarantees that we will be able to obtain profitability.

We have recorded a net loss in all prior reporting periods. If our ability to generate positive net income remains inconsistent in the future, our ability to make payments under the Crowd Proceeds Participations will be materially and adversely affected.

Management will have broad discretion as to the use of the proceeds from the offering.

Investors will be relying on the judgment of the Company's management as to the use of the net proceeds from the offering for the purpose of marketing, advertising and distributing the Film.

Risks Related to our Business

The popularity of theatrical releases are difficult to predict and can change rapidly, leading to significant fluctuations in our revenues. A low public acceptance rate of our content may adversely affect our results of operations.

The production and distribution of feature films are inherently risky businesses, largely because the revenues derived from the sale or licensing of such content depend primarily on widespread public acceptance, which is difficult to predict. In addition, we must invest substantial amounts in the marketing of the Film before we learn whether the Film will reach anticipated levels of popularity and financial return with viewers.

The popularity of the Film will ultimately depend on many factors, only some of which are within our control. Examples include the quality and public acceptance of competing content available or released at or near the same time, the availability of alternative forms of leisure and entertainment activities, and our ability to maintain or develop strong brand awareness and target key audience demographics. If we are not able to create and distribute content that is popular with consumers and affiliates, our revenues may decline or fail to grow to the extent we anticipate when making investment decisions.

The Company's success depends on the successful distribution of a single film as it relates to the current offering and the Company is unable to diversify its investment to reduce its risk of failure.

The Company will produce and distribute only the Film for purposes of this Offering. No assurance can be given that the Company's management team will be able to successfully make arrangements for the distribution of the Film. Because the Company will have only one asset (the Film), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The completion and distribution of the Film is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; print and advertising (P&A) costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully distribute or realize any revenue from the Film. Failure to distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy- based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported, and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet based e-commerce entertainment video providers, are increasing their Internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing, and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to product development, technology, infrastructure, content acquisitions, and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully, or profitably, compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues, or profitability.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the way in which we allow the customer to help us choose the content that is ultimately added to the service, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content is perceived as low quality, or our failure to sufficiently differentiate our content offerings from our competitors, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We intend to utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our Film to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

The Film may not succeed if it receives unfavorable reviews.

The financial success of a film, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Film. To the extent that the Film receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend in large measure on public tastes, P&A, and other promotional success. The Company expects to generate its future revenues from the distribution and exploitation of the Film and the rights therein. The Company's future revenues will depend on getting the Film into distribution, upon the timing and the level of market acceptance of the Film, as well as upon the ultimate cost to distribute and promote it. The revenues derived from the distribution of the Film depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Film will also depend upon terms and conditions of its distribution, promotion, P&A, marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Film will not remain consistent over time. Even if the Company is successful in marketing and distributing the Film, revenues generated upon initial release will likely decrease over time as new products and shows are released into the marketplace.

The Film will be subject to the risks associated with the P&A and distribution of a film.

P&A and distribution costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics (such as COVID 19), (iii) terrorist attacks, civil war, civil commotion or riots, war, threats of or preparation for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to promote, advertise and distribute the Film. Implementing health and safety protocols and measures during this period of time could add significant costs to our estimated budgets and delay the release of the same. There may be other effects stemming from Force Majeure Events that are deleterious to our Company which we have not yet considered.

The Company intends to distribute the Film on Angel Studios, Inc.'s Platform

The Company has a distribution agreement to distribute the Film through Angel's streaming platform.

Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the marketing, promotion, advertising and distribution of the Film and cause delays, all of which may increase our costs and decrease the likelihood of being able to distribute the Film to the largest audience possible, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies may have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We may be required to raise additional capital to fully fund our business plan.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $5,000,000 towards the promotion, print and advertising (P&A), marketing and distribution of the Film. Even if the Company raises the maximum offering amount, it may need to seek alternative financing, which may not be available or may not be available on terms available to the company or investors, or the Company will be required to reduce its P&A budget.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Budget overruns may adversely affect the Company's business.

Actual P&A and distribution costs may exceed our budget, sometimes significantly. If the Film incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete P&A and distribution of the Film. No assurance can be given as to the availability of such financing on terms acceptable to the Company.

Risks Related to the Offering and Lack of Liquidity

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Crowd Proceeds Participations have not been registered under the Securities Act of 1933, or the Securities Act, and the Proceeds Participation rights being offered are being offered in reliance upon the exemption provided by Regulation Crowdfunding. We represent that this Offering Statement on Form C does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation CF, or if we fail to register the Crowd Proceeds Participations or find an exemption under the securities laws of each state in which we offer the Crowd Proceeds Participations, each investor may have the right to rescind their purchase of the Crowd Proceeds Participations and to receive back from the Company their purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

You may lose some or all of your initial purchase price for the Crowd Proceeds Participations because the Crowd Proceeds Participations are highly risky and speculative. Only investors who can bear the loss of their entire purchase price should purchase our Crowd Proceeds Participations.

The Crowd Proceeds Participations are highly risky and speculative because the Crowd Proceeds Participations are only entitled to Proceeds Participation in the revenue generated by the theatrical release of the Film. If the revenues generated by the theatrical release of the Film do not exceed one hundred and twenty percent (120%) of the value of the Crowd Proceeds Participations purchased, then holders of the Crowd Proceeds Participations will be paid out at less than face value. Crowd Proceeds Participations are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the Crowd Proceeds Participations, you should not purchase the Crowd Proceeds Participations.

The Crowd Proceeds Participations are not secured by any collateral or guaranteed or insured by any third party.

The Crowd Proceeds Participations will not represent an obligation to any other party except the Company. The Crowd Proceeds Participations are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. As a result, there is no assurance or guarantee that the revenue generated by the Film will be high enough that investors in the Crowd Proceeds Participations will earn a return on their investment.

USE OF PROCEEDS

The funds received from this offering will be used to help fund the Prints and Advertising ("P&A") costs associated with the theatrical distribution of "Sound of Hope: The Story of Possum Trot" (the "Film"). P&A is an industry term for "print and advertising" and generally refers to the money spent to release and market a feature film. P&A generally applies when a theatrical motion picture is completed or is in the advanced stages of completion.

Except for the payment of portal intermediary fees and escrow and processing fees, the Company anticipates that the net proceeds from this offering will be allocated entirely to Angel for the purpose of financing the P&A costs associated with the distribution of the Film. The funds will be used to cover a range of distribution activities designed to maximize the film's exposure and revenue potential, including but not limited to, marketing, promotional efforts, and the broad release of the film in theaters across the United States. It is important to note that once the proceeds are received to Angel, the specific allocation of funds for these activities will be managed by Angel, and the Company will not retain control over the individual expenditures. The anticipated use of funds by Angel is outlined below and aligns with our strategic goal to effectively reach and engage audiences, driving the commercial success of the Film to increase Gross Receipts and enable the Company to pay the Crowd Proceeds Participations.

Net proceeds to the Company from this offering will be up to $5,000,000, assuming we sell the Maximum Offering Amount. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering.

Use of Funds:		If Target Offering Amount Sold: $250,000		If Maximum Offering Amount Sold: $5,000,000
Portal Intermediary Fees:		$15,000		$300,000
Escrow and Processing Fees		$1,500		$3,000
Marketing and Campaign Materials		$15,000		$300,000
Print & Advertising Expenses:		$190,000		$3,800,000
Miscellaneous Expenses		$28,500		$600,000
Total:		$250,000		$5,000,000

The above figures represent only estimated costs. The expected use of proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad direction over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from the offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Stretch goals for in between the Target Offering Amount and the Maximum Offering Amount are as follows:

$2,000,000 = estimated 1,000 Theaters Nationwide
$3,000,000 = estimated 1,500 Theaters Nationwide
$4,000,000 = estimated 2,000 Theaters Nationwide
$5,000,000 = estimated 2,500 Theaters Nationwide

MEMBERS, OFFICERS AND MANAGERS

The Company is managed by its Board of Managers, which is vested with the company's executive decision-making powers in accordance with the Company's Agreement dated October 15, 2021. The current Managers of the Board are Joshua Weigel, Rebekah Weigel, and Joseph Knittig. Class A Members, identified in the "Ownership and Capital Structure" section below, hold and control 2 Manager seats. One Manager seat is held and controlled by The Global Orphan Project, Inc.

The Managers' responsibilities include overseeing the company's strategic direction, managing its affairs, and making significant business decisions. Management decisions generally require the approval of the Board of Managers, except for certain actions specified in the agreement that necessitate unanimous written approval from all Members.

Officers/Managers

Name	Position	Term of Office
Joshua Weigel	Chief Executive Officer and Manager	Since October 2021
Rebekah Weigel	Vice President and Manager	Since October 2021
Joseph Knittig	Manager	Since October 2021

Joshua Weigel, Chief Executive Officer and Manager

Joshua Weigel has been our Chief Executive Officer since October 2021. He has worked in the entertainment business in various capacities over the last 25 years, as a production designer and art director on major national commercials and network promos, as well as writing, producing and directing short films. He is a lead producer on the feature film project entitled The Butterfly Circus, based on the acclaimed and internationally renowned short film, which received acclaim from Clint Eastwood, and producing interest from Mark Ordesky (EP for Lord of the Rings), and currently has significant interest for production and distribution.

Rebekah Weigel, Vice President and Manager

Rebekah Weigel has served as Vice President since October 2021. She is also a manager for the Company and was instrumental in getting the film greenlit for production. Previously she was a co-writer and producer on other short film projects, most notably the co-writer and a lead producer on the short film, The Butterfly Circus, which became an acclaimed, viral phenomenon after receiving over 100 million online views. She continues as a lead producer of the feature length adaptation of The Butterfly Circus, for which there is currently strong interest from a studio to produce and distribute. Previously, she worked as the Area Director of Southern California for CarePortal, and currently represents CarePortal as a National Ambassador. She holds a B.A. degree in psychology from Wyoming University and as M.S. in Marriage and Family Therapy from Pepperdine University.

Joseph Knittig, Manager

Joseph "Joe" Knittig is currently one of our three mangers and has been since October 2021. He has the primary responsibility of recruiting financiers and impact partners to fund and promote the film, and he was responsible for securing the production financing for the film. Joe is also the CEO of Global Orphan Project and CarePortal, a digital care-sharing platform and is a subject matter expert in the orphan pandemic and church-to-child movement in the United States and around the world. He is a fierce advocate for children, and seeks to leverage the CarePortal platform to convert energy from Possum Trot into real-time action for children and families in crisis that helps reverse the foster crisis in America.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners in a class of securities in the company as of the date of this Offering Statement, are reflected in the below table:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Peacetree Productions, LLC	1% Class A Membership Interests	100%
Impact Investing Charitable Trust	99% Class B Membership Interests	0%

Capitalization

The following table sets forth all of the currently authorized and outstanding classes of securities of the Company and material terms, if any, of the authorized and outstanding classes of securities of the Company as of the date of this Offering Statement on Form C.

Class of Security	Amount Outstanding	Voting Rights	Other Terms
Class A Membership Interest	1%	Yes	Entitled to distributions based on their percentage ownership (i.e. 1%) and priority over Class B members only after Class B members have received their unreturned capital contribution.
Class B Membership Interests	99%	No	Entitled to receive its capital contribution repaid before any distributions are made to Class A members.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company has a limited operating history. The Company has expended capital in the pre and post production of the Film, which is now complete, and plans to use additional capital and capital from this Offering to conduct marketing of the Film (P&A) leading up to and after its theatrical release.

The financial prospects of our company are presently tied to the forthcoming theatrical release of our feature Film, as outlined in our offering above. Notably, the Crowd Proceeds Participations are structured to prioritize investor returns, with repayments set to occur before the company realizes its own revenue from the film's gross receipts. This unique structure underscores the importance of the film's performance as the paramount financial indicator for this offering. As investors are positioned to receive payments from the initial proceeds, the success of the film at the box office directly influences the timeline and extent of investor returns. Consequently, while traditional financial statements provide an overview of our company's fiscal health, they do not entirely capture the specific risks and potential rewards associated with this offering. Investors' returns are primarily contingent upon the film's market reception, underscoring the essentiality of its success for the realization of the offering's objectives. As a result, our operational strategies and financial analysis are intensely focused on maximizing the film's success to ensure we meet our obligations to investors as delineated in the Proceeds Participation Agreement.

Financial Information

Please see the Reviewed Financial Statements of the Company attached as Exhibit 1.1 for the financials of the Company and the notes on those statements.

Results of Operations

Revenues

The Company has not realized any revenues from operations yet because the Film has not yet been released and is set to hit theatres on July 4, 2024, however, the Company's financial stability is supported by its Distribution Agreement with Angel expected to begin revenue generation after the release of the Film, and a substantial portion of production costs slated for amortization in the forthcoming year.

The Company has received grants intended to offset the cost of producing the feature film. The grants are restricted in use for direct expenditures related to the feature film. The Company has no further responsibilities for reporting or repayment related to these grants, nor is there a requirement to distribute the film related to these grants. As a result, the Company has recognized this as revenue when received, being $160,000 in 2023 and $390,000 in 2022.

Operating Expenses

The Company's expenses in 2022 and 2023 are almost entirely attributable to the cost of producing the Film that is now ready for theatrical distribution. The cost of producing the film as of December 31, 2023 was $16,589,738 and is included on the Company's financials as "Feature film inventory" rather than operating expenses. Costs related to production, including prepayments for such costs, are recorded as non-current assets since the cost of producing the Film (i.e. Feature film inventory) will be amortized over the projected life of the feature film based on annual revenues as they are earned as a percentage of total anticipated revenues.

Liquidity and Capital Resources

The company's cash and cash equivalents remained positive with $262,536 at the end of 2022 and $218,274 at the end of 2023. This positive cash balance is mainly attributable to member contributions of $9,978,038 in 2022 and $3,279,842 in 2023. Looking ahead, the Company is actively seeking $5,000,000 through this offering to fund print and advertising (P&A) expenses for the Film. This capital infusion is critical for driving the Film's commercial success post-release.

Given the dynamic nature of film marketing, the Company may soon need to raise additional capital for P&A activities. The success of the initial fundraising and subsequent P&A efforts will be crucial for the Film's market penetration and revenue generation, ultimately impacting the company's liquidity position and capital resources in the future. It's important to consider that the company's situation is unique in that its operations currently revolve entirely around the production and release of the film. Hence, financials and performance will significantly depend on the film's success post-release.

Prior offerings of securities

The Company has not conducted any prior offerings before this Offering.

Indebtedness

As of the end of the 2023 fiscal year, Possum Trot LLC had outstanding notes payable with a total balance of $3,719,562 classified as short-term debt. The details of these notes are as follows:

Note payable to an individual lender with an estimated maturity date of September 1st, 2024 in the amount of $1,375,000 with an interest at 12.5% per annum. The loan is due when the Company has received cash proceeds from the sale of anticipated film tax credits.

Note payable to an individual lender with an estimated maturity date of September 1st, 2024 in the amount of $85,000 with an interest premium equal to 10% of the principal due along with the principal at maturity. The loan is due when the Company has received cash proceeds from the sale of anticipated film tax credits.

Note payable to an individual lender maturing on December 26th, 2023 in the amount of $21,250 with an interest premium equal to 17.7% of the principal due along with the principal at maturity. While the maturity date has passed, the parties to the loan have agreed the loan is not in default. The loan is secured by the Company's anticipated film tax credits and is in the process of being amended to extend the maturity date to a date after the Company has received its anticipated film tax credits.

Note payable to a private lender maturing on December 26th, 2023 in the amount of $2,219,562 with an interest at 10% per annum. While the maturity date has passed, the parties to the loan have agreed the loan is not in default. The loan is secured by the Company's anticipated film tax credits and is in the process of being amended to extend the maturity date to a date after the Company has received its anticipated film tax credits.

Trends and Key Factors Affecting Our Performance

The performance and financial success of our feature film are subject to various risks typical of the film industry. Key to our operations is the film's acceptance by the public, a factor which can be unpredictable and significantly influence revenue generated from sales or licensing. Prior to gauging the film's success, we must allocate considerable funds to its marketing, a step necessary yet not necessarily indicative of future popularity or financial returns.

Several variables will determine the film's popularity, some of which we can influence, and others we cannot. Among the controllable factors is the strategic timing of our release to avoid clashes with competing major releases, our marketing efforts to secure brand visibility, and our engagement with desired audience demographics. External factors, less within our control, such as new forms of entertainment vying for the same audience attention and the unpredictable shifts in consumer preferences, also play a significant role. Our revenue prospects are built on the assumption of the film's success; however, should our content not resonate as expected with consumers and distributors, we may experience a decline in revenue or a shortfall in the growth we project. This underscores the sector's inherent volatility and the importance of film performance in the context of this investment opportunity.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Affiliated Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any member or officer of the Company, any person who is the beneficial owner of 10% or more of the Company's outstanding equity securities, and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of December 31, 2023, the company had not engaged in any transaction with a related person.

TESTING THE WATERS

The Company did not make use of any written communication or broadcast script for testing the waters prior to filing this Offering Statement on Form C.

REGULATORY INFORMATION

Eligibility

The Company certifies that all of the following statements are true:

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports.
- The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Company, or any of its predecessors, have not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, or Regulation CF.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at https://www.possumtrot.peacetreeproductions.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;
4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the annual report requirements of Regulation Crowdfunding.

INVESTING PROCESS

We are not selling the Crowd Proceeds Participations through commissioned sales agents or underwriters. We will use the website of Angel Funding, invest.angel.com, to provide notification of the offering. This Offering Statement will be furnished to prospective investors at invest.angel.com/hope via download 24 hours per day, 7 days per week on the website. Angel Funding's website will be the exclusive means by which prospective investors may subscribe in this Offering.

Upon committing to invest in a Crowd Proceeds Participation, the investor will receive a confirmation of the investor's commitment to invest. After the offering has been live for the required 21-day listing period, the Company will approve or reject the investment commitments through the Intermediary in the order the commitments were received and based on the requirements set forth in the Proceeds Participation Agreement attached hereto as Exhibit 1.2. At that time, the investor will receive another email confirming the investment or identifying a rejection.

Information Regarding Length of Time of Offering

Investment Cancellations:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

- The intermediary will notify investors when the target offering amount has been met by display on the offering page.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC account by clicking on the cancel commitment button in your account profile under My Investments.

Notifications: Investors may receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

- a change in minimum offering amount,
- change in security price,
- change in management, etc.

If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and their funds will be returned.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering can be found at:

https://www.possumtrot.peacetreeproductions.com

EXHIBITS

Exhibit 1.1	Audited Financials of the Company
Exhibit 1.2	Proceeds Participation Agreement
Exhibit 1.3	Possum Trot Film, LLC Certificate of Formation
Exhibit 1.4	Possum Trot Film, LLC Company Agreement